Exhibit 2.1

AMENDMENT TO MERGER AGREEMENT

This AMENDMENT, dated as of May 14, 2026 (this “Amendment”), to the Merger Agreement (the “Agreement”) dated as of April 21, 2026, by and among Electra Vehicles, Inc., a Delaware corporation (the “Company”), Iron Horse Acquisition II Corp., a Cayman Islands exempted company limited by shares (which shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Agreement)) (“Parent”), and IRHO Merger Sub, Inc., a Delaware corporation (“Merger Sub,” and together with Parent and the Company, the “Parties”).

WHEREAS, Section 11.2 of the Agreement provides that the Agreement may be amended by a writing signed by each of the Parties; and

WHEREAS, each of the Parties desires to amend the Agreement as set forth herein.

NOW, THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as set forth below:

Section 1. Amendment to Agreement.

1.1 Clause (d) of the definition of “Aggregate Fully Diluted Company Common Stock” in Section 1.1 of the Agreement is hereby amended and restated in its entirety as follows:

“… (d) the aggregate number of shares of Company Common Stock issuable upon full conversion, exercise or exchange of any other securities of the Company (other than Company Options and the Company Convertible Notes issued or to be issued by the Company in connection with the Bridge Financing (as such term is defined in Schedule 4.5(b)) outstanding immediately prior to the Effective Time directly or indirectly convertible into or exchangeable or exercisable for shares of Company Common Stock.”

1.2 The definition of “Aggregate Merger Consideration” in Section 1.1 of the Agreement is hereby amended and restated in its entirety as follows:

““Aggregate Merger Consideration” means a number of Parent Common Shares equal to the quotient obtained by dividing (a) the Base Purchase Price, by (b) US$10.00, which Parent Common Shares shall include no more than a number of Parent Class B Common Shares equal to the Conversion Ratio multiplied by 3,994,802.”

1.3 The definition of “Company Earnout Holders” in Section 1.1 of the Agreement is hereby amended and restated in its entirety as follows:

““Company Earnout Holders” means the holders of Company Common Stock (but excluding holders of Dissenting Shares), Company Preferred Stock and Company Options (whether vested or unvested) as of immediately prior to the Effective Time.”

1.4 The definition of “Conversion Ratio” in Section 1.1 of the Agreement is hereby amended and restated in its entirety as follows:

““Conversion Ratio” means the quotient obtained by dividing (a) the number of Parent Common Shares constituting the Aggregate Merger Consideration, by (b) the number of shares constituting the Aggregate Fully Diluted Company Common Stock (without regard to the shares described in clause (c) thereof).”

1.5 Section 3.2(c) of the Agreement is hereby amended and restated in its entirety as follows:

“Treatment of Convertible Notes. Prior to the Closing, the Company’s Board of directors shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Company Convertible Notes as necessary to provide that, at the Effective Time, each Company Convertible Note shall be converted into the right to receive a number of Parent Common Shares equal to (i) the Conversion Ratio multiplied by (ii) the number of shares of Company Common Stock issuable upon conversion of such Company Convertible Note as of immediately prior to the Effective Time (the “Per Convertible Note Merger Consideration”)”.

1.6 Section 3.2(d) of the Agreement is hereby amended and restated in its entirety as follows:

“Effect on Convertible Notes. At the Effective Time, all Company Convertible Notes converted pursuant to Section 3.2(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Convertible Note Merger Consideration.”

1.7 Section 3.6(b) of the Agreement is hereby amended and restated in its entirety as follows:

“The Base Purchase Price shall be automatically adjusted upwards in increments of $10.00 until the Aggregate Merger Consideration (excluding shares of Parent Common Stock issuable under Section 3.2(c) and upon the exercise of Converted Stock Options) represents at least 50.1% of the Aggregate Parent Fully Diluted Shares (the “Minimum Ownership Threshold”). Such adjustment shall be self-executing, shall not require any further action by any party, and shall be reflected in the Closing Consideration Spreadsheet delivered pursuant to Section 3.5.”

1.8 Section 3.7(a)(i) of the Agreement is hereby amended and restated in its entirety as follows:

“Form and after the Closing until the end of the Earnout Period, as additional consideration in the Merger in respect of the shares of Company Capital Stock and the Company Options (and without the need for additional consideration from any holder thereof), the Company Earnout Holders shall be entitled to earn, in accordance with their respective Earnout Pro Rata Share, up to an aggregate amount of 15,000,000 additional Parent Common Shares (which, for the avoidance of doubt, shall be issued as Parent Class A Common Shares to Company Earnout Holders who hold exclusively Company Class A Common Stock, Company Preferred Stock or Company Options and as Parent Class B Common Shares to Company Earnout Holders who hold any shares of Company Class B Common Stock), in accordance with Sections 3.7(a)(i)(A), 3.7(a)(i)(B) and 3.7(a)(i)(C) (subject to any adjustment pursuant to Section 3.7(f) the Earnout Shares”)”

Section 2. General Provisions.

2.1 All of the provisions of this Amendment shall be effective as of the date of this Amendment. Except to the extent specifically amended hereby, all of the terms of the Agreement shall remain unchanged and in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed a part of the Agreement.

2.2 After giving effect to this Amendment, each reference in the Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment. For the avoidance of doubt, all references in the Agreement to “the date hereof” or “the date of this Agreement” shall; refer to April 21, 2026.

2.3 The provisions of Article III (Miscellaneous) of the Agreement shall, to the extent not already set forth in this Amendment, apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:

IRON HORSE ACQUISITION II CORP.

By:	/s/ Jose Antonio Bengochea
Name:	Jose Antonio Bengochea
Title:	Chief Executive Officer

Merger Sub:

IRHO MERGER SUB, INC.

By:	/s/ Jose Antonio Bengochea
Name:	Jose Antonio Bengochea
Title:	Chief Executive Officer

[Signature Page to the Amendment to the Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company:

ELECTRA VEHICLES, INC.

By:	/s/ Fabrizio Martini
Name:	Fabrizio Martini
Title:	Chief Executive Officer and Co-Founder

[Signature Page to the Amendment to the Merger Agreement]